Exhibit 99.1

Ayr Wellness to Host Second Annual “Changing Legacies,” A Multi-State Series of Expungement Clinics

MIAMI, February 7, 2023 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), announced it will host its second iteration of “Changing Legacies,” a multi-state series of clinics to expunge the records of individuals with past cannabis convictions.

Ayr’s “Changing Legacies” series is a core pillar of the Company’s Corporate Social Responsibility program, which is dedicated to restorative justice and combatting the effects of the failed War on Drugs.

The Company has partnered with a series of community and non-profit organizations to drive this year’s clinics, including Blaze Responsibly, Cannabis Noire, Center for Community Alternatives, Lady Jane CT, and Mass CultivatED.

“Despite shifting public sentiment in favor of cannabis and an ever-evolving legislative and regulatory landscape, far too many individuals continue to face significant barriers to housing, employment, social services and more because of non-violent cannabis convictions,” said Khari Edwards, Head of Corporate Social Responsibility at Ayr. “The goal of our ‘Changing Legacies’ program is to empower those most harmed by the War on Drugs with a fresh start.”

“As a business operating within the regulated cannabis market, we seek to use our platform to provide opportunities to communities who have been most disenfranchised by our country’s long history of cannabis prohibition,” said David Goubert, President at Ayr. “We look forward to hosting our second annual, ‘Changing Legacies’ event series in partnership with an outstanding group of organizations in the states and communities that we serve.”

The events will take place on February 25th and February 26th, 2023, in Connecticut, Massachusetts, New Jersey, New York and Pennsylvania. Each expungement clinic will provide attendees with access to legal services, connect individuals with re-entry and wrap-around programs and, where possible, offer financial support for obtaining critical documentation and processing fees.

If you are interested in attending or participating in any of the expungement clinics, please visit www.ayrwellness.com/changing-legacies for times, locations, and registration details.

To learn more about Ayr Wellness or to locate your nearest dispensary visit www.ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise needed additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

T: (786) 885-0397

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
T: (720) 330-2829
Email: IR@ayrwellness.com